WESTBRIDGE RESEARCH GROUP

1260 Avenida Chelsea

Vista, CA 92081

760-599-8855

VIA EDGAR AND ELECTRONIC MAIL

June 5, 2013

Christina Chalk

Senior Special Counsel

United States Securities and Exchange Commission

Office of Mergers and Acquisitions

Washington, D.C. 20549

Re:	Westbridge Research Group Schedule 13E-3 filed May 23, 2013 File No. 5-87465 PRE 14A filed May 23, 2013 File No. 2-92261

Dear Ms. Chalk:

This letter is in response to comments contained in the letter dated May 28, 2013 (“Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced Preliminary Proxy Materials on Schedule 14A (the “Proxy Materials”) and Schedule 13E-3 filed by the Company (the “Schedule 13E-3”). We have reviewed the Comment Letter and provide the following responses. Concurrent with submitting this letter we have filed with the SEC an amendment to the Proxy Materials reflecting changes made in response to the Comment Letter. Capitalized terms used herein and not separately defined have the meanings given to them in the Proxy Materials. We have included a summary of the Comments contained in the Staff’s Comment Letter and have provided responses thereto immediately following each Comment.

Preliminary Proxy Statement filed May 23, 2013

1.	Please revise the proxy statement and form of proxy to clearly identify them as preliminary copies.

Response:       The Proxy Statement and form of proxy have been revised to identify them as preliminary copies.

Summary of Terms of the Reverse Split, page 2

2.	Here and later briefly describe the factual circumstance under which the Board might elect not to proceed with the reverse stock split despite its approval by shareholders.

Securities and Exchange Commission

Response:       The Board might elect not to proceed with the reverse stock split in the event of a currently unforeseeable, material adverse financial difficulty experienced by the Company prior to the filing of the Amendment affecting the Reverse Stock Split. This could arise from the loss of registration of one or more of the Company’s key organic products, although the Company has no knowledge that such a loss will occur. Also the Board may decide not to proceed if there is a then current judicial or administrative action, threatened or pending, which the Board believes would adversely affect the ability of the Company to carry out the Reverse Stock Split in the manner set forth in the Proxy Statement or which may have a material adverse effect on the financial condition of the Company. The Board has the current intent to carry out the Reverse Stock Split within 60 days after shareholder approval is received.

We have added a further explanation in the Proxy Statement, page 2.

Special Factors – Purpose of and Reasons for the Reverse Stock Split, page 5

3.	Explain why the Board determined to take the Company private at this time considering many of the factors have existed for an extended period of time.

Response:       The Board decided to take the Company private at this time because the Company has only recently, within the past few years, proven itself a viable business entity able to continue as a profitable entity based on sale revenues. Until recently the Company was either a development company or working to establish its products in the commercial market. The Company has shown profits for 5 of the past 6 years, but for several of those years profitability was a result of either a product which the Company no longer distributes since that product lost its organic registration or the non-reoccurring proceeds from the sale of rights to real property located in Mexico, which is discussed in several of the Company’s Annual Reports filed on Form 10-K since 2008. Starting in 2011, when the Company’s products began obtaining increased reception in the marketplace, and continuing in 2012 and through the first quarter of 2013 as reported on the Company’s Quarterly Report filed on April 15, 2013, the Company has increased product sales significantly. The Board believes that the Company has the potential to remain profitable from its sales of products, although no guarantee can be made regarding the profitability or the amount of profitability.

This added disclosure has been included in the Proxy Statement on page 5.

Board Deliberations, page 6.

4.	Clarify when the Board determined to pursue a going private transaction and why.

Response:       The Board approved a going private transaction at its meeting on May 3, 2013. However, the Board held significant discussions regarding such a transaction at its meeting on March 28, 2013. In considering the Company’s limited resources, the Board concluded it would postpone a final decision to the next scheduled meeting on May 3, 2013 so that the services of an expert could be engaged to conduct a valuation. Until the expert could provide to the Board a valuation report, the Board was uncertain if the Company had the financial resources to undertake a going private transaction. On one other occasion, in 2007, the Company was the distributor of a well-received organic product and the Company’s financial position, as a result of the sales of that product, was good. However, that product was not renewed as organic and the Company’s financial position declined thereafter.

Securities and Exchange Commission

The Board decided to undertake a going private transaction because of the considerable direct and indirect costs in complying with the requirements of a public company including the increasing diversion of the Company’s management in overseeing and insuring compliance with securities laws. The Board expressed its concern that it would need to hire additional support to insure compliance, including outside legal counsel, which would add substantially to compliance costs.

We added to the disclosure that the Board considered making a market for the Company’s shares. As discussed in the Proxy Statement, the additional costs and attention required to pursue this alternative caused the Board to decide against it.

The Proxy Statement has been amended on pages 7 and 8 to include this additional information.

5.	Did Brinig provide additional written materials to the Board other than the Valuation Report. If so, such materials must be filed as an exhibit.

Response:       Brinig presented only the Valuation Report to the Board and no other materials

Alternatives Considered, page 7

6.	Explain why the Board believed that the cost of an issuer tender offer would be higher than the cost of the reverse stock split.

Response:       An issuer tender offer would need to be directed to all the Company’s shareholders. The Board determined in its review of various alternatives to the Reverse Stock Split that the Company had only limited funds available to complete a going private transaction. In a tender offer a shareholder’s participation is voluntary. Because the Company resources were limited, and the number of shareholders who would participate is uncertain, the Board felt that there was no assurance that a going private transaction would be successful nor is there a method to calculate the cost of a successful tender offer. Although the exact amount needed to successfully complete an issuer tender offer is not readily ascertainable, the Board felt that the likely amount the Company would be required to pay out, to achieve going private, would be substantially higher than it could afford.

The disclosure has been amended on page 8 of the Proxy Statement to more fully explain the Board’s decision not to select an issuer tender offer as a means to complete a going private transaction.

Fairness of the Reverse Stock Split, page 8.

7.	There is a typographical error in the first sentence of the first paragraph.

Response:       Thank you. We have corrected the error. Please see page 8 of the Proxy Statement.

Securities and Exchange Commission

8.	The factors listed in instruction 2 to Item 1014 are relevant to the fairness of the consideration to be offered. To the extent that any particular factor is not relevant, this may itself be an important factor. Please revise to address each factor or explain why any single factor was not considered or considered but given little weight.

Response:       The disclosure has been revised to respond to this comment. Please see page 8 of the Proxy Statement.

9.	To the extent that any factor would yield a higher per share valuation than what the shareholders will receive in the reverse stock split, please disclose.

Response:       In the Board’s opinion, after consideration of the Valuation Report, no alternative factor would provide to shareholders a higher per share valuation.

The disclosure has been amended to reflect this opinion of the Board. Please see the Proxy Statement, page 9.

10.	Describe the factors considered by the Board in reaching its conclusion that the reverse stock split is fair to continuing shareholders who will not be cashed out. Clarify that the Valuation Report does not address fairness to continuing shareholders.

Response:       The Board believes that the transaction is fair to continuing shareholders because the Company should demonstrate direct savings from not incurring expenses related to regulatory expenses and the Company will benefit further in that management will be allowed to devote additional time to the Company’s core business. On the other hand, the Board also considered that there would be less public information available to continuing shareholders and that there is no assurance that continuing shareholders will ever be in a position to liquidate their holdings at a price equal to or more than the price being paid in the Reverse Stock Split.

The disclosure has been revised to respond to this comment on page 9 of the Proxy Statement.

11.	Describe any factors considered by the Board that weighed against the going private transaction, and how it considered each in recommending the reverse split.

Response:       The Board considered factors that weighed against the going private transaction, in particular the cost related to such a transaction. The Board felt that such costs would be outweighed by the savings in continuing as a public company both in direct expenses and the indirect cost of management time and attention. Please see page 9 of the Proxy Statement.

Securities and Exchange Commission

12.	Expand to describe how the Board determined that the reverse stock split is fair to continuing and other shareholders in the absence of the safeguards in Item 1014.

Response:       The disclosure has been expanded to provide how the Board determined the stock split is fair. Please see pages 9 and 10 of the Proxy Statement.

Third Party Valuation Report, page 10

13.	Describe any limitations imposed by the Board on Brinig in its fairness analyses.

Response:       The Board placed no limitations on Brinig in the manner, methods or scope of its fairness analyses.

The disclosure has been amended to reflect this information. See Proxy Statement, page 11.

14.	This section must be considerably expanded to more fully describe the results of each analysis and measure of value utilized by Brinig and the data yielded for each.

Response:       The disclosure has been substantially expanded beginning on page 11 of the Proxy Statement.

15.	It appears from the Valuation Report that Brinig may have received confidential forecasts and projections from the Company. If so, they must be disclosed.

Response:       The Company provided no confidential forecasts and projections to Brinig. The Company did provide historical information to Brinig concerning its financial statements, all of which have been filed with the SEC and available from the Company’s Annual Reports and Quarterly Reports, except for the financial results of the month ending March 31, 2013. In discussion with Brinig, the Company’s management indicated that it originally forecast sales in fiscal year 2013 of approximately $6,800,000 and, based on results of sales as of March 31, 2013, sales could reach $7,200,000 in 2013. Brinig generally relied on historical revenues and expenses and determined profitability by analyzing the historical relationships between revenues and expenses over the past 5 years.

16.	To the extent that forecasts and projections are provided in response to Comment 15, the underlying assumptions and limitations must be presented.

Response:       Please see response to Item 15. No forecasts or projections were provided to Brinig.

Board Discretion, page 12

17.	See Comment 2 and make corresponding changes.

Response:       The corresponding changes have been made to this Section. Please see page 14 of the Proxy Statement.

Securities and Exchange Commission

Financial information, page 16

18.	We are unable to locate the ratio of earnings to fixed charges.

Response:       We do not believe this item is applicable to the Company as the Company qualifies as a smaller reporting company as defined in Section 229.10(f). A statement to this effect on page 18 of the Proxy Statement.

Appendix B – Valuation Report

19.	Under “Assumptions and Limiting Conditions” on page B-13, the first bullet point indicates that the report is a summary of our Appraisal Analysis” and is not “a comprehensive presentation…” Item 10159b)(6) requires a detailed summary from an outside party that is materially related to the going private transaction and file it as an exhibit.

Response:       The Valuation Report is the total report prepared by Brinig. The reference to an Appraisal Analysis is standard language in this type of valuation. It refers to internal notes, drafts and calculations taken or made by Brinig in formulating the valuation and writing the Valuation Report.

20.	Clarify who generated the projections in Schedule I.

Response:       No projections were provided to Brinig. However, as discussed previously, in interviewing management, Brinig did receive information from the Company concerning forecasted sales for fiscal year 2013. That information is disclosed in the Proxy Statement, page 11.

Please direct your questions and further comments regarding the Company’s responses to the Comment Letter or the recently filed amendments to the undersigned. Thank you for your attention to this matter.

Sincerely,

/s/ Richard Forsyth

Richard Forsyth

Chief Financial Officer and General Counsel

cc:	Christine Koenemann, President Westbridge Research Group